FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of February 2010.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

News Release

1.	Announcement of Changes of Representative Director and other Officers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: February 12, 2010

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

February 12, 2010

To whom it may concern:

NIPPONKOA Insurance Co., Ltd.

President: Makoto Hyodo

Code:8754

Announcement of Changes of Representative Director and other Officers

We hereby announce the appointment of a new Representative Director and other officers as set forth below in accordance with a resolution passed by the Board of Directors at the meeting held on February 12, 2010.

The appointment of a new Representative Director will be approved by a resolution that will be passed at the Extraordinary Shareholders Meeting which will be held on April 1, 2010, when NKSJ Holdings, Inc. will become our sole shareholder, and by a resolution of the Board of Directors at a meeting which will be held after the said Extraordinary Shareholders Meeting. The appointment of a full-time Corporate Auditor will be approved by a resolution that will be passed at the said Extraordinary Shareholders Meeting and a resolution that will be passed at the meeting of Corporate Auditors which will be held after the said Extraordinary Shareholders Meeting.

1. Appointment of a Representative Director (Effective on April 1, 2010)

A new Representative Director

(New Position)	(Name)	(Current Position)

Representative Director and Executive Deputy President	Tetsuo Shinohara	Senior Managing Executive Officer and Regional Chief Operating Officer of Kansai Headquarters

Profile of the newly appointed Representative Director:

Tetsuo Shinohara (Date of birth: October 15, 1949)

Apr. 1974	Entered The Nippon Fire & Marine Insurance Co., Ltd.

Apr. 1998	General Manager of Shiga Branch

Jun. 2000	General Manager of Corporate Fourth Production Dept.

Apr. 2001	General Manager of Fourth Production Dept. of the Company

Apr. 2003	Executive Officer and General Manager of Chiba Branch

Apr. 2005	Managing Executive Officer and Executive General Manager of the Motors Account Marketing Headquarters

Apr. 2006	Managing Executive Officer and General Manager of the Sales Promotion Dept.

Jun. 2006	Director and Managing Executive Officer and General Manager of Sales Promotion Dept. (present)

Mar. 2008	Director and Managing Executive Officer and Regional Chief Operation Officer of Kansai Headquarters

Jun. 2008	Senior Managing Executive Officer and Regional Chief Operation Officer of Kansai Headquarters

2. Appointment of other officers (Effective on April 1)

(1)	Change of Executive Officers

(New Position)	(Name)	(Current Position)

Executive Deputy President and Regional Chief Operating Officer of Motors Account Marketing Headquarters (in charge of car manufacturers)	Yasuo Watabe	Senior Managing Executive Officer and Regional Chief Operating Officer of Motors Account Marketing Headquarters (in charge of car manufacturers)

Senior Managing Executive Officer and Regional Chief Operating Officer of Kansai Headquarters	Akinobu Yoshimori	Managing Executive Officer and General Manager of Sales Promotion Dept.

Managing Executive Officer and Regional Chief Operating Officer of Chubu Headquarters	Atsushi Kumanomido	Representative director and president and chief executive officer of Sonpo 24 Insurance Company Limited

Managing Executive Officer and Regional Chief Operating Officer of Kanto Headquarters	Shunsuke Onoda	Executive Officer and Regional Chief Operating Officer of Kanto Headquarters

Managing Executive Officer (on administrative leave)	Koji Yamamoto	Executive Officer and Regional Chief Operating Officer of Capital Sphere Headquarters

* Koji Yamamoto will be appointed as a director and senior managing executive officer of NIPPONKOA Life Insurance Company, Limited on April 1.

Managing Executive Officer and General Manager of Sales Promotion Dept.	Hiroji Sanpe	Executive Officer and General Manager of Marketing Planning Dept.

Managing Executive Officer and Regional Chief Operating Officer of Capital Sphere Headquarters	Jun Kimura	Executive Officer and Regional Chief Operating Officer of Kyushu Headquarters

Managing Executive Officer	Takaya Isogai	Executive Officer

(2)	Appointment of Executive Officer

(New Position)	(Name)	(Current Position)

Executive Officer and Regional Chief Operating Officer of Tohoku Headquarters	Hajime Harada	General Manager of Commercial Account Marketing Dept. I

Executive Officer and Regional Chief Operating Officer of Kyushu Headquarters	Kazuhiko Hanazaki	General Manager of Quality Control Dept.

Executive Officer and General Manager of Government & Public Account Marketing Dept.	Hiroshi Tojo	General Manager of Government & Public Account Marketing Dept.

Executive Officer and General Manager of Kobe Branch	Shozo Shigeta	General Manager of Shizuoka Branch

(3)	Appointment of Corporate Auditor

(New Position)	(Name)	(Current Position)

Corporate Auditor (Full-time)	Hisashi Kuroda	General Manager of Kansai Regional Management Dept.

3. Resignation of Officers

(1)	Effective on March 24

(Name)	(Current Position)

Tetsuya Yamada	Managing Executive Officer

(2)	Effective on March 31

Teizo Suzuki	Managing Executive Officer and Regional Chief Operating Officer of Chubu Headquarters

Yasuhide Fujii	Director & Managing Executive Officer
* Yasuhide Fujii will be appointed as a director of NKSJ Holdings, Inc. on April 1.

Takeo Seko	Executive Officer and Regional Chief Operating Officer of Tohoku Headquarters
* Takeo Seko will be appointed as the representative director and president and chief executive officer of Sonpo 24 Insurance Company Limited on April 1.

Atau Kadokawa	Corporate Auditor (Full-time)
* Atau Kadokawa will be appointed as the corporate auditor of NKSJ Holdings, Inc. on April 1.

Sumitaka Fujita	Outside Corporate Auditor (Absentee)
* Sumitaka Fujita will be appointed as a director of NKSJ Holdings, Inc. on April 1.

4. New executive officer of NKSJ Holdings, Inc. (Effective on April 1)

(New Position)	(Name)	(Current Position)

Executive Officer and General Manager of Corporate Planning Dept.	Toshiyuki Takata	General Manager of Corporate Planning Dept. and General Manager of Business Integration Planning Office of NIPPONKOA Insurance Co., Ltd.

* The appointment will be authorized by the resolution to be approved at the meeting of the board of directors of NKSJ Holdings, Inc. on April 1.

5. Others

Makoto Hyodo, Representative Director and President and Chief Executive Officer of NIPPONKOA Insurance Co., Ltd., will concurrently hold the position of the representative director and chairman of the board of NKSJ Holdings, Inc. on April 1 on the condition of the receipt of the authorization of Financial Services Agency.

Yuichi Yamaguchi, a Director and Managing Executive Officer of NIPPONKOA Insurance Co., Ltd., will concurrently hold the position of a director of NKSJ Holdings, Inc. on April 1 on the condition of the receipt of the authorization of Financial Services Agency.

End

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